UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30009 / March 26, 2012

_____

In the Matter of : :
: :
MEDLEY CAPITAL CORPORATION :
MEDLEY LLC :
MCC ADVISORS LLC :
MEDLEY CAPITAL LLC :
MEDLEY OPPORTUNITY FUND LP :
MEDLEY OPPORTUNITY FUND LTD. :
MEDLEY GP LLC :
MEDLEY OPPORTUNITY FUND II LP :
MEDLEY OPPORTUNITY FUND II :
    (CAYMAN) LP :
MOF II GP LLC :
MOF II GP (CAYMAN) LTD. :
MOF II MANAGEMENT LLC :
: :
375 Park Avenue, Suite 3304 :
New York, NY 10152 :
: :
(812-13787) :
: :

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ORDER UNDER SECTIONS 57(a)(4) and 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Medley Capital Corporation, Medley LLC, MCC Advisors LLC, Medley Capital LLC, Medley Opportunity Fund LP, Medley Opportunity Fund Ltd., Medley GP LLC, Medley Opportunity Fund II LP, Medley Opportunity Fund II (Cayman) LP, MOF II GP LLC, MOF II GP (Cayman) Ltd., and MOF II Management LLC filed an application on June 23, 2010, and amendments to the application on November 5,
2010, July 8, 2011, December 7, 2011, February 13, 2012, and February 24, 2012, requesting an order under sections 57(a)(4) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act permitting certain joint transactions otherwise prohibited by section 57(a)(4) of the Act. The order would permit a business development company ("BDC") to co-invest with certain affiliated investment funds in portfolio companies.

On February 27, 2012, a notice of the filing of the application was issued (Investment Company Act Release No. 29968). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the BDC in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 57(a)(4) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Medley Capital Corporation, et al. (File No. 812-13787) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary